EXHIBIT 99.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three-month period ended March 31, 2011 compared with the three-month period ended March 31, 2010. Together with the interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to May 3, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Notes 2 and 3 of the March 31, 2011 condensed interim consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

2010 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos Mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to existing mining operations.

Proven and probable reserves as at December 31, 2010 were 58.5 million tonnes grading 1.27 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately 9 years at current production levels.

Turkey

In early 2010, the Company acquired the 7,657-hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. The findings of the Scoping Study were positive and the Company is advancing the projects to the preliminary feasibility stage.

Indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2010 total 78.8 million tonnes grading 0.65 g/t Au and 4.22 g/t silver (“Ag”) for approximately 1.6 million ounces of gold and 10.7 million ounces of silver. Inferred mineral resources total 23.2 million tonnes grading 0.56 g/t Au and 5.52 g/t Ag, for approximately 0.4 million ounces of gold and 4.1 million ounces of silver.

First Quarter 2011 Highlights

In the first quarter of 2011, the Company:

•	Generated revenues of $54.4 million on the sale of 39,186 ounces of gold, a 17% increase from revenues of $46.7 million in the first quarter of 2010.

•	Cash operating costs were $349 per ounce of gold sold (total cash cost inclusive of royalties of $415 per ounce of gold sold), below annual guidance for cash operating costs of $350-$365 per ounce.

•	Recognized earnings of $17.9 million ($0.15 per basic share), a 15% increase from earnings of $15.5 million ($0.14 per basic share) in the first quarter of 2010.

•

Generated cash from operating activities after changes in non-cash working capital of $29.4 million ($0.25 per basic share) compared to $23.5 million ($0.21 per basic share) in the first quarter of 2010, respectively.

•	Produced 37,500 ounces of gold compared to 41,600 in the first quarter of 2010.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Announced a 43% increase in the semi-annual dividend, increasing it to $0.05 per share payable on May 2, 2011 to shareholders of record on April 15, 2011.

•	Reported a 38% increase in global measured and indicated resources, as well as the replacement of mined reserves at the Mulatos Mine.

Results of Operations

Gold production of 37,500 ounces in the first quarter of 2011 decreased 10% compared to gold production of 41,600 ounces in the first quarter of 2010. The table below outlines key production indicators in the first quarters of 2011 and 2010:

Production summary	Q1 2011	Q1 2010	Change	Change
			(#)	(%)

Ounces produced (1)	37,500	41,600	(4,100)	(10%)

Ore crushed (tonnes)	1,069,000	1,190,000	(121,000)	(10%)
Grade (g/t Au)	1.26	1.76	(0.5)	(28%)

Contained ounces stacked	43,270	67,436	(24,166)	(36%)

Ratio of ounces produced to contained ounces stacked	87%	62%	25%	40%
Ore mined (tonnes)	1,174,000	1,210,000	(36,000)	(3%)
Waste mined (tonnes)	640,000	743,000	(103,000)	(14%)
Total mined (tonnes)	1,814,000	1,953,000	(139,000)	(7%)

Waste-to-ore ratio	0.55	0.61	(0.06)	(10%)

Ore crushed per day (tonnes)	11,900	13,200	(1,300)	(10%)

(1)	Reported gold production for Q1 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q1 2011 is subject to final refinery settlement and may be adjusted.

Lower gold production in the first quarter of 2011 relative to the same period of 2010 was attributable to a 28% decrease in the grade of ore stacked on the leach pad combined with a 10% decline in crusher throughput, offset by a 40% increase in the ratio of ounces produced to contained ounces stacked or “recovery ratio”.

The grade of ore crushed in the first quarter of 2011 of 1.26 g/t Au was slightly higher than the 2011 budgeted grade of 1.24 g/t Au, but substantially below the realized grade in the first quarter of 2010 of 1.76 g/t Au. The application of higher gold price assumptions to the mine model has resulted in previously uneconomic material formerly classifed as waste becoming economic to mine, and therefore classified as low grade ore, with the effect of lowering the average grade of the mine. The Company’s budgeted grade for 2011 is 1.24 g/t Au, a 23% decrease from the grade of ore crushed in 2010.

The Company continues to benefit from positive grade reconciliations of mined blocks to the block model, however, not to the same extent as in recent years. The reconciliation of mined blocks to the block model in the first quarter of 2011 was +1%, +9% and 10% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0%, +8%, +8% for tonnes, grade and ounces, respectively. Positive

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2010 RESULTS

reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model, which generally has the effect of extending mine life and lowering mining costs.

During the first quarter of 2011, crusher throughput averaged approximately 11,900 tonnes of ore per day, below the Company’s budgeted full-year rate of 15,700 tonnes per day and below the first quarter of 2010 average of 13,200 tonnes per day. Although the Company has achieved budgeted rates periodically, crusher throughput continues to vary considerably on a day-to-day basis, and is highly dependent on the composition of ore being processed. Lower than budgeted crusher throughput was partially attributable to the processing of substantially more intensely silificied, harder, and more abrasive ore than planned, as well as eight days of unscheduled maintenance during the first quarter. Crusher throughput has improved significantly since the end of the first quarter of 2011, with the Company achieving average daily crusher throughput in April 2011 of approximately 13,700 tonnes per day.

While grade and crusher throughput in the first quarter of 2011 were below the comparable prior period levels, the recovery ratio was substantially higher than in the prior period and than budgeted. The recovery ratio in the first quarter of 87% represented a 40% increase over the 62% recovery ratio in the first quarter of 2010, and compared favourably to the budgeted recovery ratio for 2011 of 70%. The higher than budgeted recovery ratio realized in the first quarter of 2011 was partially attributable to the relatively low number of contained ounces stacked on the leach pad, resulting from lower than budgeted crusher throughput. The Company also attributes a portion of the improvement in recovery ratio to a drawdown of leach pad inventory and to finer crushing resulting from circuit improvements implemented in 2010.

The following table compares costs per tonne for the three-month periods ended March 31, 2011 and 2010:

Costs per tonne summary	Q1 2011	Q1 2010	Change (%)
Mining cost per tonne of material (ore and waste)	$2.00	$2.17	(8%)

Waste-to-ore ratio	0.55	0.61	(10%)

Mining cost per tonne of ore	$3.09	$3.50	(12%)
Crushing/conveying cost per tonne of ore	$2.52	$1.77	42%
Processing cost per tonne of ore	$3.19	$2.43	31%
Mine administration cost per tonne of ore	$2.24	$1.86	20%

Total cost per tonne of ore	$11.04	$9.56	15%

Total cost per tonne of ore in the first quarter of 2011 of $11.04 increased 15% compared to $9.56 in the first quarter of 2010. The higher cost per tonne of ore in the first quarter of 2011 compared to the same period of 2010 is primarily attributable to increased power costs associated with improvements to the crushing system that were implemented in 2010, as well as higher processing costs due to increased reagent consumption and cost. In addition, higher than budgeted diesel costs and the strengthening in value of the Mexican peso compared to the United States dollar resulted in generally higher costs in all departments.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mining cost per tonne of material was $2.00 in the first quarter of 2011, approximately 8% lower than in the first quarter of 2010. Lower mining costs were attributable to reduced drilling, blasting and other mining activities in January 2011 as a result of substantial in-pit broken ore stockpiles at the start of the year. This reduced mining activity offset cost increases resulting from the 6% increase in the average value of the Mexican peso relative to the United States dollar in the first quarter of 2011 compared to the same period of 2010, and higher diesel costs.

Crushing and conveying costs per tonne of ore of $2.52 were 42% higher in the first quarter of 2011 than in the same period of 2010. In early 2010, the Company commissioned the closed circuit, designed to improve the size consistency of stacked ore. In October 2010, the Company added a scalping screen plant to the crushing circuit designed to improve throughput. Incremental power and maintenance costs associated with these projects are the primary reasons for higher crushing and conveying costs. The higher costs associated with the finer of crushing ore are expected to be recovered through increased gold recoveries.

Processing costs per tonne of ore in the first quarter of 2011 were $3.19 compared to $2.43 in the first quarter of 2010. The increase in processing costs relates to both higher reagent consumption and higher United States dollar prices for key consumables. Specifically, lime and processing solution application rates have been increased significantly in 2011 relative to 2010. Further, the strengthening of the value of the Mexican peso relative to the United States dollar has resulted in higher cement and freight costs.

Mine administration costs per tonne of ore increased in the first quarter of 2011 compared to the first quarter of 2010 due to increased headcount and costs associated with camp, security contractors and road maintenance.

Cash operating costs of $349 per ounce of gold sold in the first quarter of 2011 were 30% higher than $268 reported for the first quarter of 2010. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	Q1 2011	Q1 2010

Total cost per tonne of ore	$11.04	$9.56
Ore crushed (tonnes)	1,069,000	1,190,000
Total cost	$11,802,000	$11,376,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	$1,856,000	($101,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$13,658,000	$11,275,000
Ounces sold	39,186	42,148
Cash operating cost per ounce sold	$349	$268

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In the first quarter of 2011, the Company reduced the number of ounces on the leach pad inventory as the number of ounces produced exceeded the number of recoverable ounces stacked on the leach pad. Since the start of 2011, the leach pad inventory, which incorporates both cash operating costs and amortization, decreased from $10.5 million at December 31, 2010 to $8.9 million at period end, reflecting an ultimate recovery assumption applied to ore stacked in the year that was lower than the actual “recovery ratio” for the period.

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended March 31, 2011 is presented below:

Q1 2011
($000)

Operating capital – Mexico
Crusher	89
Construction	153
Water Treatment Plant	313
Component changes	221
Vehicles	121
Other	215

1,112
Development – Mexico
Escondida development	7,199
Mulatos relocation	131
Other	210

7,540
Development – Turkey
Development and capitalized exploration	1,586
Equipment	105

1,691
Head office – Toronto
Lease improvements and furniture	163

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	10,506

Operating Capital – Mexico

Capital spending in Mexico in the first quarter of 2011 was minimal and focused on sustaining capital and construction of the water treatment plant that will process and treat waste water prior to discharge or re-use in operations. The Company made the decision to construct the water treatment plant in order to reduce external water consumption at the mine and to improve the quality of water discharged. The total capital cost of the water treatment plant is expected to be approximately $9.4 million, with the remaining $4.8 million budgeted for the second and third quarters of 2011. Sustaining capital in 2011 is expected to be approximately $7 million.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Development – Mexico

Development activities in Mexico continue to focus on developing the Escondida portion of the Mulatos pit and constructing a gravity plant to process high-grade ore from Escondida and potentially from other deposits at Mulatos.

In the first quarter of 2011, the Company invested $7.2 million in development activities at Escondida. As at March 31, 2011, the mining contractor had removed approximately 17.2 million tonnes of overburden since the project commenced, or approximately 54% of the total required. The Company expects development of Escondida to be complete in the first quarter of 2012. The Company has budgeted an additional $16.0 million for development activities in 2011.

Detailed engineering of the gravity plant to process high-grade ore from the Escondida zone as well as from other potential high-grade zones started in early 2011 and construction is expected to be completed by the end of the year. The total cost of construction of the mill is estimated at $17.5 million, of which $6.6 million was planned to be incurred in the fourth quarter of 2010, with the remaining $10.9 million budgeted for 2011. Due to the finalization of contractual arrangements being deferred until the first quarter of 2011, the full estimated construction cost of $17.5 million is now expected to be incurred in 2011.

Development – Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

Positive results from the Scoping Study published in the first quarter of 2010 have resulted in the decision to advance the project to the preliminary feasibility stage. On completion of a positive preliminary feasibility study, and assuming timely approval of the environmental impact assessment report and receipt of all required mining permits, production is planned to commence at Kirazlı in the first quarter of 2013, followed by Ağı Dağı in the first quarter of 2014.

In the first quarter of 2011, total expenditures in Turkey were $2.2 million, of which $1.7 million was capitalized. Investments in the first quarter were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had six drill rigs operating in the first quarter, focused on in-fill, geotechnical and exploration drilling at a cost of $1.3 million, of which $0.9 million was capitalized. In addition, consultant and metallurgical testing costs related to the pre-feasibility study totaled $0.5 million, while capital purchases, salaries and other costs comprised $0.3 million.

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2010 RESULTS

Exploration Summary

Total exploration expenditures in the first quarter of 2011 were $3.5 million. In Mexico, $2.0 million was expensed, while $0.2 million was capitalized relating to work performed on San Carlos. In addition, $1.3 million of exploration costs supporting development of Ağı Dağı and Kirazlı was capitalized.

Exploration – Mexico

The Company had three drills operating in the first quarter of 2011, with exploration activities focused on the following areas:

Zone	Location	Stage
El Carricito	20 kilometres southwest of the Mulatos Pit	Exploration
San Carlos	Northeast of El Victor Pit	Resource development
Puerto del Aire Extension	0.8 to 2.0 kilometres northeast of the Mulatos Pit	Exploration and resource development

El Carricito

El Carricito is the largest area of favorable silicic and advanced argillic alteration in the Mulatos District. The zone of alteration is approximately 5.5 kilometres long, up to 2.7 kilometres wide, and is up to 300 metres thick in outcrop.

Drilling at El Carricito began in late 2010 and continued in the first quarter of 2011 with two drill rigs active throughout the period. Drilling continues to intersect broad zones of favourable alteration containing uneconomic concentrations of gold, with some localized ore-grade intercepts. Of the 15 initial drill targets, which are coincident with gold-in-soil and favourable structural features, ten have been drill-tested to-date on wide-spacings of approximately 150 m. The Company expects to complete its first pass reconnaissance-level drill program across all 15 targets by the end of the second quarter of 2011. Once the results of this program have been reviewed, the Company will re-prioritize these initial targets and present an updated exploration budget for El Carricito for the remainder of 2011. The Company spent $0.8 million at El Carricito in the first quarter of 2011.

San Carlos

In March 2011, the Company reported initial pit-contained mineral reserves at San Carlos of 2.6 million tonnes grading 1.89 g/t Au for approximately 160,000 ounces. In 2011, the Company will evaluate the potential to increase reserves at San Carlos, which may be mineable using underground mining methods. In addition, metallurgical testing is ongoing to determine whether ore from San Carlos is amenable to gravity separation and could provide a source of mill feed for the high-grade gravity plant.

Exploration activities in the first quarter of 2011 at San Carlos are focused on testing extensions of the existing mineral resources to the northeast. Detailed modeling of the San Carlos deposit suggests that high-grade gold mineralization is controlled by several en echelon structural zones that are open towards the northeast, suggesting significant potential for discovering additional high-grade zones. Spending at San Carlos of $0.2 million in the first quarter of 2011 was capitalized in accordance with the Company’s accounting policy.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Puerto del Aire (“PdA”) Extension

The Company invested $0.3 million drilling at the PdA Extension in the first quarter of 2011. The PdA trend extends for more than two kilometres from the Mulatos Pit to beyond and to the east of the Mulatos River. Mafic dyke swarms have been identified along the PdA trend and are interpreted to be spatially related to high-grade gold mineralization. Drilling activities in the first quarter focused on drill testing mineralized extensions to the PdA Extension to the east of the Mulatos River. Although this area is highly prospective, the identified mineralized zones at the PdA Extension may not have metallurgical characteristics amenable to heap leaching, or portions may be located at depths which could preclude open pit mining.

Exploration – Turkey

Exploration expenditures in the first quarter of 2011 at the Ağı Dağı and Kirazlı projects totaled $1.3 million, of which $0.9 million was capitalized and $0.4 million was expensed. Drilling activities at the start of the year focused on collecting representative samples for engineering purposes and then shifted to infill drilling at Kirazlı. The Company also had two drill rigs active at Çamyurt during this first quarter, and this drilling will continue in the second quarter. At the end of the first quarter of 2011, the Company had six drill rigs operating in Turkey.

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2011 and 2010 is presented below:

	Q1 2011	Q1 2010

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$27,006	$21,960
Changes in non-cash working capital (000)	$2,369	$1,574
Cash provided by operating activities (000)	$29,375	$23,534

Earnings before income taxes (000)	$24,507	$20,511
Earnings (000)	$17,857	$15,525
Earnings per share
- basic	$0.15	$0.14
- diluted	$0.15	$0.13
Comprehensive income (000)	$15,757	$15,525
Weighted average number of common shares outstanding
- basic	116,532,000	113,925,000
- diluted	118,143,000	116,044,000

Assets (2)	$528,922	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	The comparative period for assets is December 31, 2010.

The Company reported strong financial results in the first quarter of 2011, generating cash from operating activities before changes in non-cash working capital of $27.0 million, a 23%

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increase from $22.0 million in the first quarter of 2010. After changes in non-cash working capital, the Company generated $29.4 million ($0.25 per basic share) in the first quarter of 2011, 25% higher than $23.5 million generated in the same period of 2010.

Earnings in the first quarter of 2011 were $17.9 million or $0.15 per basic share, an increase of 15% from earnings of $15.5 million ($0.14 per basic share) achieved in the same period of 2010. Higher operating margins in the first quarter of 2011 were offset by a lower number of ounces sold and higher stock based compensation.

Gold Sales

Details of gold sales are presented below:

	Q1	Q1	Change	Change
	2011	2010	(#)	(%)

Gold sales (ounces)	39,186	42,148	(2,962)	(7%)
Gold sales revenues (000)	$54,376	$46,651	$7,725	17%
Realized gold price per ounce	$1,388	$1,107	$281	25%
Average gold price for period (London PM Fix)	$1,386	$1,109	$277	25%

Gold sales revenues in the first quarter of 2011 of $54.4 million were 17% higher than revenues of $46.7 million in the first quarter of 2010. The increase in gold sales revenues is attributable to a 25% increase in the average realized gold price, offset by a 7% decrease in the number of ounces sold.

The Company generally enters into forward gold sales contracts in order to match sales contracts with the next expected delivery. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. As at March 31, 2011, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The Company’s realized gold price in the first quarter of 2010 was $1,388 per ounce, consistent with the average London PM Fix spot market price of $1,386. The market price of gold continues to exhibit significant volatility. Subsequent to the end of the fourth quarter, the spot market gold price had increased to over 1,530 per ounce on May 3, 2011. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,100 per ounce.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q1 2011	Q1 2010	Change %
Gold production (ounces) (1)	37,500	41,600	(10%)
Gold sales (ounces)	39,186	42,148	(7%)

Cash operating costs (000)(2)	$13,658	$11,275	21%
- Per ounce sold	$349	$268	30%

Royalties (000)(3)	$2,601	$2,024	29%
Total cash costs (000)(4)	$16,259	$13,299	22%
- Per ounce sold	$415	$316	31%

Amortization (000)	$5,725	$5,615	2%
Total production costs (000)(5)	$21,984	$18,914	16%
- Per ounce sold	$561	$449	25%

- Realized gold price per ounce	$1,388	$1,107	25%
- Operating cash margin per ounce (6)	$973	$791	23%

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

“Total production costs” is a non-GAAP measure which includes all “total cash costs”, amortization, and accretion of asset retirement obligations. “Total production costs” is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the first quarter of 2011 were $349 per ounce of gold, 30% higher than the first quarter of 2010. Higher processing and crushing costs and the relative strengthening in the value of the Mexican peso compared to the United States dollar resulted in increased costs. Amortization was $146 per ounce of gold sold in the first quarter of 2011, 10% higher than $133 per ounce in the same period of 2010. Given that approximately 25% of the Company’s fixed assets are amortized on a straight-line basis resulting in a fixed amortization charge, amortization per ounce fluctuates based on the number of ounces sold. The lower number of ounces sold in the first quarter of 2011 compared to 2010 resulted in the increase in amortization per ounce cost in 2011.

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2011, the royalty was paid or accrued on

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approximately 695,000 ounces of applicable gold production. Royalty expense in the first quarter of 2011 of $2.6 million increased 30% above royalty expense of $2.0 million in the same period of 2010. The higher royalty expense is attributable to a higher average market gold price in the first quarter of 2011 compared to the first quarter of 2010.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred. Total exploration spending in the first quarter of 2011 was $3.8 million. Exploration spending in Mexico of $1.6 million was expensed, while $0.2 million was capitalized relating to work performed on San Carlos. In addition, $1.6 million of exploration costs supporting development of Ağı Dağı and Kirazlı was capitalized and $0.4 million was expensed. Comparatively, in the first quarter of 2010, a total of $2.4 million was spent on exploration activities, of which $2.0 million was expensed.

Corporate and Administrative

Corporate and administrative expenses of $2.4 million in the first quarter of 2011 were approximately 14% higher than the $2.1 million incurred in the first quarter of 2010. Higher corporate and administrative costs were primarily the result of higher costs associated with the Company’s administration office in Turkey, higher salary costs associated with new employees in the Toronto head office and costs associated with increased travel.

Stock-based Compensation

Stock-based compensation expense in the first quarter of 2011 was $2.7 million compared to $1.5 million in the first quarter of 2010. The value of stock-based compensation expense is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

In order to promote employee retention, all stock option grants are subject to vesting provisions under which 20% of all stock options granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Stock-based compensation expense for the first quarter of 2011 was significantly higher than in the first quarter of 2010 as a result of higher charges associated with amortization of the Black-Scholes calculated fair value of the comparatively higher number of stock options granted in 2010.

Employee Future Benefits

The Company is required to recognize employee future benefit liabilities associated with its Mexican work force. The expense for the first quarter of 2011 is comparable to the prior year period.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Interest Income

Interest income in the first quarter of 2011 was $0.4 million compared to interest income earned in the first quarter of 2010 of $0.3 million. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current period was comparable to the prior year period.

Foreign Exchange Loss

The Company recognized a foreign exchange gain of $0.1 million in the first quarter of 2011 compared to a foreign exchange loss of 0.3 million in the first quarter of 2010. Throughout the first quarter of 2011, the value of the Mexican peso and Canadian dollar strengthened, while the value of the Turkish Lira remained relatively constant.

Significant foreign exchange movements in 2011 included a $0.5 million gain on revaluation of the Company’s Canadian-dollar denominated cash position, offset by a $0.4 million foreign exchange loss resulting from revaluation of the Company’s net Mexican peso-denominated monetary liability position.

Income Taxes

Tax expense in the first quarter of 2011 was $6.7 million compared to $5.0 million in the first quarter of 2010. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2011, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax installments on a monthly basis. The Company satisfies its tax liability through periodic installment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The general statutory income tax rate in Mexico for 2011 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 31% in 2011. The effective tax rate for the first quarter of 2011 (calculated as a percentage of earnings before income tax) was 27%. The effective tax rate in the first quarter of 2011 was lower than expected due to a foreign exchange revaluation of temporary differences associated with non-monetary assets in Mexico. This decrease was partially offset by an increase resulting from stock based compensation expense of $2.7 million, which is not deductible for tax purposes and has the effect of reducing earnings before income tax and increasing the calculated effective tax rate. The effective tax rate results from a number of factors, many of which are difficult to forecast.

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2010 RESULTS

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2009	2009	2009	2010	2010	2010	2010	2011
	CDN GAAP			IFRS(1)
Gold production (ounces)	42,000	42,500	48,000	41,600	38,400	30,200	45,800	37,500
Gold sales (ounces)	45,420	43,201	49,145	42,148	39,688	28,000	44,507	39,108
Gold sales ($000)	41,978	41,283	52,649	46,651	47,494	34,336	60,791	54,376
Earnings from operations ($000)	17,111	17,984	25,605	22,041	18,624	11,331	28,058	25,245
Earnings ($000)	12,969	14,115	20,081	15,525	9,472	20,472	18,333	17,857
Earnings ($ per share)	0.12	0.13	0.18	0.14 / 0.13	0.08	0.18 / 0.17	0.16	0.15
– basic/diluted

(1)	The amounts reported for Q1 2010 to Q4 2010 were adjusted from CDN GAAP to conform to IFRS.

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2010, with a subsequent increase in the fourth quarter. Seasonal conditions could continue to impact production and financial results in future years if rainfall is significantly different from seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short term investments, amounts receivable, available for sale and held for trading securities, accounts payable and accrued liabilities and current and future income tax liabilities, some of which are denominated in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Turkish Lira (“TRL”). The Company is exposed to financial gains or losses as a result of foreign exchange movements against the United States dollar.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At March 31, 2011, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity of greater than 90 days.

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. At March 31, 2011, the Company had entered into certain derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. As a result, the Company has entered into forward foreign currency contracts in order to reduce its exposure to changes in the value of the CAD compared to the USD. In the first quarter of 2011, the strengthening of the CAD resulted in a $0.5 million foreign exchange gain on revaluation. The mark-to-market loss associated with the Company’s forward foreign currency contracts was $0.4 million for the period ended March 31, 2011, and is classified within other loss.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/United States dollar exchange rate resulting from its MXN-denominated taxes payable and future tax liability balances. In 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss on revaluation of approximately $0.4 million.

At December 31, 2010 the Company’s TRL-denominated net monetary assets represents approximately $3 million in TRL-denominated cash and short-term investments. This exposure did not result in significant foreign exchange gains or losses as there was no significant movement in the TRL compared to the United States dollar during the period.

Liquidity and Capital Resources

During the first quarter of 2011, the Company’s cash and cash equivalents increased by $9.7 million. Significant cash in-flows in 2011 included $23.8 million cash provided by operating activities, $3.2 million cash proceeds on exercise of options, $0.4 million on proceeds from the sale of equipment, and $0.7 million attributable to foreign exchange gains on cash held in foreign currencies. Significant cash out-flows in 2011 included $10.5 million of capital expenditures in Mexico and Turkey, $3.3 million in purchases of available for sale securities, and $4.7 million in purchases of short-term investments.

At March 31, 2011, the Company had $202.6 million in cash and cash equivalents and short-term investments compared to $188.2 million at December 31, 2010. The increase in total cash and cash equivalents and short-term investments of $14.4 million reflects positive cash flows from operations and financing activities offset by $10.5 million in capital spending in Mexico and Turkey. The Company’s working capital surplus increased to $225.5 million at March 31, 2011 from $214.6 million at December 31, 2010.

The Company has significant budgeted capital and exploration expenditures in both Mexico and Turkey for the remainder of 2011, and has declared dividends of approximately $5.8 million which will be paid in May 2011. In addition to expansion activities at its operations in Mexico, the Company expects to invest significantly in exploration and development activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows.

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Conversion to International Financial Reporting Standards (“IFRS”)

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities would be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for periods beginning on or after January 1, 2011. The transition date of January 1, 2011 required the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including a revised opening balance sheet as at January 1, 2010.

IFRS is based on a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. While the adoption of IFRS did not have a material impact on reported cash flows, it did have a material impact on the statements of financial position and statements of comprehensive income. The impact of these differences on the January 1, 2010 opening statement of financial position, as well as the March 31, 2010 and December 31, 2010 statements of financial position have been disclosed in the interim consolidated financial statements. In addition, the impact of these differences on the statements of comprehensive income for the period ended March 31, 2010 and year ended December 31, 2010 have been disclosed in the condensed interim consolidated financial statements.

Impact of IFRS on Financial Position

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s opening statement of financial position.

1)	IFRS 1, First-Time Adoption of IFRS:

Significant adjustments required on transition to IFRS were made, retrospectively, to opening retained earnings as at January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company elected:

•	Business combination election – The election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The election allowed the Company to record certain items of property, plant and equipment at fair value at the date of transition. The Company obtained independent fair value appraisals for its mobile equipment fleet and identified certain differences between the carrying value and fair value which reduced retained earnings and the related carrying values of mineral property, plant and equipment by approximately $1 million (net of tax) as at the transition date.

•	Share-based payments election – The election enabled the Company to adopt IFRS 2 for unvested options at the date of transition to IFRS.

•	Decommissioning liabilities included in the cost of mineral property, plant and equipment – This election enabled the Company to apply a simplified approach to the determination of the

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

corresponding asset balance relating to decommissioning liabilities at the date of transition. Due to changes in the discount rate applied to expected future cash out-flows, the adjustment decreased the decommissioning liability by $0.3 million, with a corresponding decrease to the related asset of approximately $0.3 million.

•

Borrowing costs – This election enabled the Company to not have to retrospectively restate balances relating to the implementation requirements of IAS 23(R), as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date.

2)	IAS 37, Provisions – Differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs were noted, however, the impact on the Company’s property acquisition liability was not material.

3)	IFRS 2, Share-based payments – As a result of the adoption of IFRS, the Company changed the methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense. Based on the IFRS 1 election discussed above, the transition date adjustment resulted in a reduction of retained earnings of approximately $3.0 million, with a corresponding increase to contributed surplus.

4)	IFRS 6, Exploration costs – The Company’s policy under Canadian GAAP requires that exploration and evaluation costs be capitalized when the properties are identified as having development potential, as evidenced by a positive economic analysis of the project. There was no impact on transition as a result of the IFRS 6 accounting policies elected, other than reclassifications on the statement of financial position.

5)	IAS 12, Income Taxes – A key difference exists in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a.	The initial recognition of goodwill; or

b.	The initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company identified differences for certain transactions in which deferred tax liabilities were recognized under Canadian GAAP. The adjustment reduced the future tax liability by $2.7 million, reduced mineral property, plant and equipment balances by approximately $3.0 million, and decreased opening retained earnings by $0.3 million, as at the transition date.

IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. Differences existed, given that Canadian GAAP prohibited recognition of deferred tax liabilities for foreign currency changes. The adjustment increased the future tax liability balance by approximately $5.4 million as at the transition date, with a corresponding decrease to opening retained earnings.

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2010 RESULTS

Impact of IFRS on Statements of Comprehensive Income

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s comparative statements of comprehensive income for the period ended March 31, 2010 and year ended December 31, 2010.

1)	Mineral property, plant and equipment – Due to the adjustments to the provision for decommissioning liabilities and the adjustment for the deemed cost election discussed above, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization expense differs by $0.3 million for the year ended December 31, 2010.

2)	Share-based payments – The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

3)	Provision for decommissioning liabilities – The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

4)	Provision for property acquisition obligations – The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

5)	Deferred tax liability – The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase the deferred income tax liability.

6)	Deferred tax asset/liability – The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

7)	Available-for-sale financial assets – For available-for-sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income, resulting in an adjustment to foreign exchange gain of $0.4 million for the year ended December 31, 2010, with an offsetting adjustment to comprehensive income.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2011.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2011 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.5 to $3.5 million per quarter.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui, Cerro Pelon and El Carricito development and exploration properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of $1,000,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at March 31, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

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2010 RESULTS

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

May 3, 2011
Common shares
- Common shares outstanding	116,690,008

Stock options
- Average exercise price CAD$12.16; approximately 62% vested	6,501,500

Total	123,191,508

Outlook

In the first quarter of 2011, the Company continued to benefit from record gold prices, achieving a significant increase in quarterly earnings in the first quarter of 2011 relative to the comparable period of 2010, despite a reduction in gold production. Lower than budgeted crusher throughput adversely affected production in the first quarter of 2011, partially offset by higher than anticipated recoveries. The Company has implemented a number of measures in order to increase crusher throughput to budgeted levels, from which operations have begun to benefit.

Both average daily crusher throughput and gold production rates have increased in April 2011 relative to the first quarter, with daily crusher throughput averaging 13,700 tonnes per day and gold production of 13,500 ounces. After considering the impact of the lower than budgeted production in the first quarter of 2011, the Company is lowering its full year production guidance from between 160,000 to 175,000 ounces to between 145,000 and 160,000 ounces of gold. In addition, the Company is increasing its forecasted cash operating cost per ounce of gold sold to between $365 and $390 (compared to $350 to $365 previously), to reflect the lower production, recent strengthening of the Mexican peso relative to the United States dollar, as well as higher reagent costs.

Throughout 2011, the Company will focus on timely development of the Escondida high-grade zone and construction of the gravity plant to process high-grade ore. Gold production for 2012 is expected to increase substantially relative to 2011 levels, with planned incremental production of at least 67,000 ounces from Escondida and lower cash costs per ounce. In addition, metallurgical testing is underway to determine whether high-grade ore from other deposits at Mulatos is amenable to gravity separation, with the potential to provide additional mill feed for the gravity plant.

With respect to development of the Company’s Ağı Dağı and Kirazlı projects in northwestern Turkey, the Company is updating its development timeline. The Company now expects to submit standalone Environmental Impact Assessment (“EIA”) reports for the Ağı Dağı and Kirazlı projects before the end of the second quarter of 2011, and expects a response from the Turkish government in the third quarter of 2011.

The preliminary feasibility study for Ağı Dağı and Kirazlı is now expected to be completed in the fourth quarter of 2011. This report has been delayed from the second quarter of 2011 as a result of the need to conduct additional geotechnical work and analyses, additional condemnation drilling at the preferred heap leach sites for both Kirazlı and Ağı Dağı and delays in obtaining the necessary permits for the related drilling activities. The Company’s development timeline for these projects, as presented in the March 2010 preliminary

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

economic assessment remains unchanged with initial production starting at Kirazlı in the first quarter of 2013 followed by the commencement of production at Ağı Dağı in the first quarter of 2014, assuming timely approval of the associated EIAs and related permits.

Future accounting pronouncements

Financial Instruments IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

Risk Factors and Uncertainties

The Company is subject to various financial and operational risks that could have a significant impact on its profitability and levels of operating cash flow, and could cause such future business, operations, and financial condition to differ materially from the forward-looking information contained in this MD&A and described in the Forward-Looking Statements section below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A as at December 31, 2010 and Annual Information Form filed at www.sedar.com.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed

21 | ALAMOS GOLD INC

2010 RESULTS

that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary Non-GAAP Statements

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

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